FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated October 22, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Contacts:	Gyula Fazekas, Matáv IR
+36 1 457 6186
Flóra Rajki, Matáv IR
+36 1 457 6036
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

MATÁV TO PURCHASE COSMOTELCO’S STAKE IN STONEBRIDGE

BUDAPEST — October 22, 2004 — Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider announces that it has entered into an agreement with CosmoTelco regarding its stake in Stonebridge. Stonebridge owns 51% of the Macedonian telecommunications company, MakTel.

Under the agreement, Matáv will acquire CosmoTelco’s 7.44% stake in Stonebridge for EUR 31.4 million. In addition, CosmoTelco will receive a pro rata dividend of MakTel for the year 2004. Following the completion of the transaction, which is expected to take place by the end of 2004, Matáv will be the 100% owner of Stonebridge and its effective ownership in MakTel will increase to 51%. The parties will continue the mutually beneficial commercial cooperation on the telecommunications market of Macedonia.

CosmoTelco holding has several interests in telecommunications in the region and is one of the largest alternative telecommunications service providers in Greece through its subsidiary CosmoLine.

This investor release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: October 22, 2004